SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                                MEDIUM4.COM, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   58500L 10 6
                                 (CUSIP Number)


                                  DAVID BADNER
                         275 MADISON AVENUE, SUITE 1500
                            NEW YORK, NEW YORK 10016
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 12, 2001
              Date of Event Which Requires Filing of This Statement




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

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CUSIP NO. 58500L 10 6                            PAGE 2 OF 8 PAGES
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  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DAVID BADNER

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  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |X|

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  3         SEC USE ONLY


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  4         SOURCE OF FUNDS*

            OO

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  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   | |

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  6         CITIZENSHIP OR PLACE OF ORGANIZATION       UNITED STATES
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                      7      SOLE VOTING POWER       11,911,650
 NUMBER OF

 SHARES
                    ------------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER       500,000

  OWNED BY
                    ------------------------------------------------------------

    EACH              9      SOLE DISPOSITIVE POWER       11,911,650

 REPORTING
                    ------------------------------------------------------------

   PERSON            10      SHARED DISPOSITIVE POWER       500,000

    WITH
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   12,411,650

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 12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   | |
-------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       44.1%

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 14    TYPE OF REPORTING PERSON*
                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO. 58500L 10 6                             PAGE 3 OF 8 PAGES
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  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            RAEBROOK INC.

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  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |X|

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  3         SEC USE ONLY


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  4         SOURCE OF FUNDS*

            N/A

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  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   | |

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  6         CITIZENSHIP OR PLACE OF ORGANIZATION       NEW YORK
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                       7      SOLE VOTING POWER       500,000
 NUMBER OF

 SHARES
                     -----------------------------------------------------------

BENEFICIALLY           8      SHARED VOTING POWER       0

  OWNED BY
                     -----------------------------------------------------------

    EACH               9      SOLE DISPOSITIVE POWER       500,000

 REPORTING
                     -----------------------------------------------------------

   PERSON             10      SHARED DISPOSITIVE POWER       0

    WITH
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      500,000

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 12    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   | |

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       1.8%

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 14    TYPE OF REPORTING PERSON*

                   CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 58500L 10 6                            PAGE 4 OF 8 PAGES
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ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the shares of common stock, par vale $0.01 per share (the "Common Stock"), of Medium4.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are 1220 Collins Avenue, Suite 100, Miami Beach, Florida 33139.


ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") by David Badner ("Badner") and Raebrook Inc ("Raebrook" and together with Badner, the "Reporting Persons").

     Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

     Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     The principal occupation of Badner is President of Acme Bottled Air, Inc., a distributor of air purification products ("Acme"). The business address of Badner and Acme is 275 Madison Avenue, Suite 1500, New York, New York 10016. Badner is a citizen of the United States.

     Raebrook, a New York corporation, is an investment consulting firm. The business address of Raebrook is 275 Madison Avenue, Suite 1500, New York, New York 10016. The name, citizenship, business address, and present principal occupation or employment of each executive officer, director and person in control of Raebrook, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth in Appendix A hereto and incorporated herein by reference.

     During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the executive officers, directors and persons in control of Raebrook have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the executive officers, directors and persons in control of Raebrook have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. 58500L 10 6                            PAGE 5 OF 8 PAGES
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration for the purchase by Badner on October 12, 2001 of the 10,000,000 shares of Common Stock was both the prior and continuing rendition of services by Badner for and on behalf of the Issuer, which services were valued by the Issuer's board of directors at $0.15 per share.


ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons have acquired the shares of Common Stock for investment purposes. In that connection, the Reporting Persons may engage in communications with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, may acquire additional shares of Common Stock as they deem appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may dispose of some or all of the shares of Common Stock in the open market, in privately negotiated transactions or otherwise.


ITEM 5. INTEREST OF SECURITIES OF THE ISSUER

     The number of shares of Common Stock outstanding as of November 6, 2001 was 28,133,796 based upon information provided by the Issuer. As of such date, the Reporting Persons beneficially owned an aggregate of 12,411,650 shares of Common Stock, representing approximately 44.1% of the outstanding Common Stock. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person. Set forth below is certain information with respect to the beneficial ownership of the Reporting Persons.

     BADNER

     (a) As of November 6, 2001, Badner was the beneficial owner of 12,416,650 shares of Common Stock, representing approximately 44.1% of the outstanding Common Stock.

     (b) As of November 6, 2001, Badner had sole voting power and sole dispositive power with respect to 11,911,650 shares of Common Stock and shared voting power and shared dispositive power with respect to 500,000 shares of Common Stock.

     (c) Except as set forth in Item 3 of this statement (which information is incorporated herein by reference) and in the following table, no transactions in the Common Stock were effected by Badner within 60 days of October 12, 2001.

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CUSIP NO. 58500L 10 6                            PAGE 6 OF 8 PAGES
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                       NUMBER OF SHARES OF COMMON STOCK
          DATE        PURCHASED IN BROKERS' TRANSACTIONS      PRICE PER SHARE
------------------    -----------------------------------    ------------------
        11/01/01                       500                          $0.18
        10/12/01                       500                          $0.17
        10/04/01                       400                          $0.19
        9/28/01                        500                          $0.18
        9/17/01                        500                          $0.15
        9/17/01                        500                          $0.12
        9/17/01                        300                          $0.18
        9/06/01                        500                          $0.20
        8/30/01                        400                          $0.22
        8/28/01                        400                          $0.20
        8/27/01                        400                          $0.20
        8/23/01                        400                          $0.13
        8/22/01                      1,000                          $0.12
        8/17/01                        400                          $0.22

     RAEBROOK

     (a) As of November 6, 2001, Raebrook was the beneficial owner of 500,000 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock.

     (b) As of November 6, 2001, Raebrook had sole voting power and sole dispositive power with respect to 500,000 shares of Common Stock.

     (c) No transactions in the Common Stock were effected by Raebrook within 60 days of October 12, 2001.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS 0R RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described herein, neither of the Reporting Persons nor any person referred to in Schedule A attached hereto, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.




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CUSIP NO. 58500L 10 6                            PAGE 7 OF 8 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 7, 2001                   /s/ David Badner
                                          -------------------------------
                                              David Badner


                                          Raebrook Inc.


                                          By: /s/ David Badner
                                              ---------------------------
                                              Name: David Badner
                                              Title: President

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CUSIP NO. 58500L 10 6                            PAGE 8 OF 8 PAGES
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                                   SCHEDULE A


     The following sets forth the name, position and principal occupation of each director, executive officer and person in control of Raebrook Inc. Each such person is a citizen of United States. The business address of each such person 275 Madison Avenue, Suite 1500, New York, New York 10016. David Badner and Joseph N. Savasta each own 50% of Raebrook Inc. To the best of Raebrook's knowledge, none of its directors, executive officers or control persons owns any shares of Common Stock other than as indicated below.

                                                                          NUMBER OF SHARES OF
                                                                         ISSUER'S COMMON STOCK
        NAME         POSITION WITH RAEBROOK        PRINCIPAL OCCUPATION*   BENEFICIALLY OWNED
        ----         ----------------------        ---------------------   ------------------

David Badner         President and Director        President of Acme         2,411,650**
                                                      Bottled Air, Inc.

Joseph N. Savasta    Chief Executive Officer,      President of                501,000***
                       Treasurer and Director         J.N. Savasta Corp

---------------

* Acme Bottled Air, Inc. is a distributor of air purification products ("Acme"). J.N. Savasta Corp. is a health and benefits insurance agency ("Savasta"). The business address of Acme and Savasta is 275 Madison Avenue, Suite 1500, New York, New York 10016.

** Mr. Badner has sole voting power and sole dispositive power with respect to 11,911,650 shares of Common Stock and shared voting power and shared dispositive power with respect to 500,000 shares of Common Stock.

*** Mr. Savasta has sole voting power and sole dispositive power with respect to 1,000 shares of Common Stock and shared voting power and shared dispositive power with respect to 500,000 shares of Common Stock.